B. Riley Securities, Inc.

299 Park Avenue, 21st Floor

New York, NY 10171

August 19, 2021

VIA EDGAR

Mr. Timothy Levenberg

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Energy & Transportation

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549-4628

Re:	Acceleration Request of Charah Solutions, Inc. Registration Statement on Form S-1 (File No. 333-258650)

Dear Mr. Levenberg:

On August 18, 2021, the undersigned, for itself and the several underwriters, joined in the request of Charah Solutions, Inc. (the “Company”) to accelerate the effective date of the above referenced Registration Statement so as to permit it to become effective at 8:30 a.m., Eastern Time, on August 19, 2021, or as soon thereafter as practicable.

The undersigned, for itself and the several underwriters, hereby joins in the Company’s withdrawal of such request.

Very truly yours,

B. RILEY SECURITIES, INC.,
as representative of the several underwriters

By:	/s/ Patrice McNicoll
Patrice McNicoll
Co-Head of Investment Banking

cc:	Daniel Palmadesso, Vice President & Assistant General Counsel at B. Riley Financial and Dean M. Colucci, Duane Morris LLP